Exhibit 10.1
AGREEMENT
AGREEMENT dated August 10, 2011 between Michael Sullivan (“Sullivan”), and IHS Inc., a Delaware corporation formerly known as IHS Group Inc. (the “Company”).
WHEREAS, Sullivan and the Company are parties to an employment Letter Agreement dated November 1, 2004, as amended (“Employment Agreement”).
WHEREAS, Sullivan has notified the Company pursuant to Section 1 of the Employment Agreement that he does not want to extend the term of the Employment Agreement following the expiration of the current term on November 1, 2011, and the parties agree that Sullivan’s last date of employment with the Company and its affiliates shall be November 30, 2011 (such date, the “Effective Termination Date”).
WHEREAS, the parties wish to enter into this Agreement in connection with Sullivan’s notice to the Company to ensure an orderly transition for the business.
NOW, THEREFORE, the parties agree as follows:
1.    Sullivan hereby resigns as Chief Financial Officer of the Company, effective on the date of this Agreement. From the date of this Agreement through the Effective Termination Date, Sullivan will assist the Company with the transition to a new Chief Financial Officer. As of the Effective Termination Date, Sullivan shall cease to be an employee, officer or director of the Company or any affiliate of the Company. As used in this Agreement, the term “affiliate” shall mean any company that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company.

2.    Sullivan will be credited with two additional years for purposes of each of the age and service requirement of any retirement related employee benefit plans, programs and arrangements maintained by the Company and/or its affiliates, including without limitation the Retirement Income Plan and the Supplemental Income Plan, in which Sullivan participates at the Effective Termination Date.

3. Sullivan shall be entitled to receive on the 30th day after the Effective Termination Date (or on the preceding business day, if the 30th day is a weekend day or a holiday) the following “Accrued Compensation”: any earned but unpaid Base Salary or other amounts (including reimbursable expenses and any vested amounts or benefits owing under or in accordance with the Company’s otherwise applicable employee benefits plans or programs, including retirement plans or programs) accrued or owing prior to the Effective Termination Date. Accrued Compensation shall be paid to Sullivan on the 30th day after the Effective Termination Date (or on the preceding business day, if the 30th day is a weekend day or a holiday) or if earlier, a date specified by law, to Sullivan in cash or cash equivalent acceptable to Sullivan unless otherwise required to be paid at an earlier or later date by applicable law or the terms of a benefit plan under which any amount of Accrued Compensation is provided.

4. Sullivan shall be entitled to receive an annual bonus payment for the fiscal year ended November 30, 2011 pursuant to the IHS Annual Incentive Plan (“AIP”) through the Effective Termination Date. Payment of such bonus shall be made to Sullivan on the date the FY 2011 AIP payment is made to IHS executives generally, and no later than March 15, 2012. The personal objectives portion of Sullivan’s bonus shall be paid at “target”.

5. Sullivan and his eligible dependents will be eligible to continue to participate in the Company’s medical, dental and vision plans on the same terms as his participation that exists immediately prior the Effective Termination Date (or, if he is ineligible to continue to participate under the terms thereof, in substitute arrangements providing substantially comparable benefits) for a period of 24 months following the Effective Termination Date.

6.    Restricted Stock.

(a)	Sullivan has received grants of restricted stock units (“RSUs”), where each RSU represents one share of Class A common stock of IHS Inc. (“Shares”).

(b)
On the date hereof, a total of 76,000 RSUs at “target” performance level, individual performance objectives and/or time-based RSUs granted pursuant to award agreements held by Sullivan are unvested. In recognition of Sullivan’s contributions to the Company, on the date hereof, 40,000 of such unvested RSUs shall vest, and Sullivan shall be issued the Shares underlying such RSUs on the date that is ten days following the date hereof, provided Sullivan has not revoked the Release referred to in subparagraph (d) below prior to the end of the seven day period following the date hereof. Except for the 40,000 unvested RSUs that will vest in accordance with the preceding sentence, all of the remaining unvested RSUs under any outstanding award agreements are forfeited on the date hereof.

(c)
The Company shall withhold from the Shares that otherwise would be released to Sullivan when RSUs vest as provided herein the number of Shares required to satisfy any withholding taxes due as a result of the vesting of such RSUs, consistent with prior Company practice.

(d)
Sullivan has executed a Release in favor of the Company on the date hereof (“Release”). Pursuant to the terms of the Release, Sullivan may revoke the Release within seven days of the date hereof. In the event Sullivan revokes the Release within the seven day period, Sullivan acknowledges that he will not be entitled to the consideration provided in this Section 6, and the Shares that would otherwise be released to Sullivan when the 40,000 RSUs vest as provided herein will not be released to Sullivan.

7. Each amount to be paid or benefit to be provided pursuant to this Agreement shall be construed to be a separately identified payment for purposes of Section 409A of the Code. Notwithstanding anything to the contrary, if, at the time of your termination of employment, you are a “specified employee” (as defined in Section 416(i) of the Code and the regulations and other published guidance under Section 409A of the Code) and the Company’s stock is publicly traded on an established securities market or otherwise, any portion of the payments or benefits under this Agreement that would otherwise be subject to taxation pursuant to Section 409A of the Code shall be payable not earlier than the earlier of (i) six months after the date of your termination for any reason other than death, or (ii) the date of your death. As soon as practicable following the earlier of (i) or (ii), and in any event within ten business days of such date, you shall receive the entire amount that would have been paid earlier but for such six month delay. Notwithstanding any provision of this Agreement to the contrary, to the extent necessary to avoid the imposition of any taxes under Section 409A of the Code, no payment or distribution under this Letter that becomes payable by reason of your termination of employment with the Company will be made to you unless your termination of employment constitutes a “separation from service” (as such term is defined in the Treasury Regulations issued under Section 409A of the Code). The Company and you intend that no payments or benefits to you under this Letter or any other compensation plan or arrangement shall be subject to the tax imposed under Section 409A of the Code, and this Agreement is to be interpreted according to such intention. No payment to be made under this Agreement shall be made at a time earlier than that provided for in this Agreement unless such payment is (i) an acceleration of payment permitted to be made under Treasury Regulation Section 1.409A-3(j)(4) or (ii) a payment that would otherwise not be subject to additional taxes and interest under Section

409A of the Code. With regard to any provision herein that provides for reimbursement of expenses, except as permitted by Section 409A of the Code, (i) the right to reimbursement shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement provided during any taxable year shall not affect the expenses eligible for reimbursement in any other taxable year, and (iii) such payments shall be made in accordance with the Company’s applicable policies, but in no event later than on or before the last day of your taxable year following the taxable year in which the expense occurred (for the avoidance of doubt, this does not permit the Company to delay payment beyond what would be required under Company’s applicable policies). The Company and you further agree to act reasonably and to cooperate to amend or modify this Agreement or any other such compensation arrangement to the extent reasonably necessary to avoid the imposition of tax under Section 409A of the Code. Pursuant to Treasury Regulations Section 1.409A-1(h)(4), there shall be no “separation from service” upon the date hereof.

8.    Sullivan acknowledges that the obligations contained in Section 10(a) of the Employment Agreement survive the termination of Sullivan’s employment with the Company without limit and that the obligations contained in Section 10(b) and 10(c) of the Employment Agreement survive the termination of Sullivan’s employment with the Company for a period of 12 months after the Effective Termination Date. The Company acknowledges that the obligations contained in Section 11 of the Employment Agreement survive the termination of Sullivan’s employment with the Company without limit and that Sullivan is also entitled to indemnification and advancement of expenses as set forth in the Company’s Certificate of Incorporation and Bylaws.

9.    This Agreement and the Release constitute the complete understanding between Sullivan and the Company in respect of the subject matter of this Agreement and supersede all prior agreements relating to the same subject matter. Without limiting the generality of the foregoing, Sullivan and the Company agree that the Employment Agreement is terminated effective as of the date hereof, and neither party shall have any rights or obligations under the Employment Agreement from and after the date hereof; provided, however, that Section 10 and Section 11 of the Employment Agreement shall survive the termination of the Employment Agreement, as indicated above. In the event of any inconsistency between the terms of this Agreement and the terms of the Employment Agreement, the terms of this Agreement shall prevail. Sullivan has not relied upon any representations, promises or agreements of any kind except those set forth herein in signing this Agreement.

10. In the event that any provision of this Agreement should be held to be invalid or unenforceable, each and all of the other provisions of this Agreement will remain in full force and effect. If any provision of this Agreement is found to be invalid or unenforceable, such provision will be modified as necessary to permit this Agreement to be upheld and enforced to the maximum extent permitted by law.

11.    This Agreement is to be governed and enforced under the laws of the State of Colorado (except to the extent that Colorado conflicts of law rules would call for the application of the law of another jurisdiction).

12.    This Agreement inures to the benefit of the Company and Sullivan, and their respective successors and assigns.

13.    Sullivan has carefully read this Agreement, fully understands each of its terms and conditions, and intends to abide by this Agreement in every respect. As such, Sullivan knowingly and voluntarily signs this Agreement.

14.    All payments to be made hereunder by the Company shall be subject to any applicable payroll, income, withholding and other taxes or other applicable deductions required by law or regulation.

        IN WITNESS WHEREOF, Sullivan and the Company have executed this Agreement as of the day and year first above written.

/s/ Michael Sullivan
Michael Sullivan

IHS INC.

/s/ Jeffrey Sisson
By: Jeffrey Sisson
Title: Senior Vice President &
Chief Human Resources Officer

August 10, 2011

Mr. Jerre L. Stead
Chairman and CEO
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

Dear Jerre:

In connection with my employment Letter Agreement dated November 1, 2004, as amended (“Employment Agreement”), this is to notify you pursuant to Section 1 that I do not want the term of the Employment Agreement to be extended when the current term ends on November 1, 2011 and in accordance with the Agreement between IHS and me dated August 10, 2011, my final date of employment shall be November 30, 2011.

Sincerely,

/s/ Michael Sullivan

Michael Sullivan